FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS APPOINTS JAN SKVARKA AS PRESIDENT AND

CHIEF EXECUTIVE OFFICER

REPORTS INDUCEMENT GRANT UNDER NASDAQ LISTING RULE 5635(C)(4)

TORONTO, September 25, 2019 - Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced the appointment of Mr. Jan Skvarka as President and Chief Executive Officer effective today. Mr. Skvarka has also been appointed to the Board of Directors of the company.

"We are delighted to welcome Mr. Skvarka to Trillium," said Robert L. Kirkman, M.D., Executive Chair of Trillium. "We are looking forward to his leadership as we continue to advance the clinical development of TTI-621, our novel CD47 immune checkpoint inhibitor. We believe his long experience in healthcare and finance will be invaluable as we position Trillium for the future."

Added Mr. Skvarka, "I am thrilled at the opportunity to join Trillium, which has positioned itself as a leading CD47-focused immuno-oncology company. TTI-621 is a unique and differentiated molecule that has shown promising results as a monotherapy in early-stage studies in both T- and B-cell lymphomas. I look forward to working with the Trillium team and Board of Directors to take this promising investigational therapy to the next stage of clinical development, and, ultimately, to patients."

Before joining Trillium, Mr. Skvarka was President and Chief Executive Officer of Tal Medical, a clinical-stage neuroscience company in Boston, Massachusetts, from 2014 until 2018. Prior to that he had a long career from 1999 to 2013 as a healthcare consultant at Bain & Company, Boston. He was a partner in the Bain Healthcare practice from 2007 until 2013, with a focus on pharmaceutical, biotechnology and medical technology companies. Earlier in his career he worked in the corporate finance arm of Price Waterhouse in London, UK and Vienna, Austria. Mr. Skvarka holds an MBA degree from Harvard Business School.

Inducement Grant under Nasdaq Listing Rule 5635(c)(4)

Effective September 25, 2019, the Board of Directors adopted the Trillium Therapeutics Inc. 2019 Inducement Stock Option Plan, or the 2019 Inducement Plan, under which Trillium may grant inducement equity awards outside of Trillium's current stockholder-approved stock option and incentive plans.

The 2019 Inducement Plan is used exclusively for the grant of equity awards to individuals who were not previously an employee or non-employee director of Trillium (or following a bona fide period of non-employment) as an inducement material to such individual's entering into employment with Trillium in accordance with Nasdaq Listing Rule 5635(c)(4).

In connection with the appointment of Mr. Skvarka as Chief Executive Officer, the Board of Directors has granted to Mr. Skvarka an option to purchase 1,800,000 common shares under the 2019 Inducement Plan at an exercise price equal to the closing market price of Trillium's common shares on September 24, 2019. One quarter of the stock options vest 12 months after the date of grant and 1/48th of the remaining options vest each month for the following three years, subject to his continued service with Trillium on such vesting dates. Other terms of the stock option grant are as determined by the Board of Directors and set forth in the 2019 Inducement Plan and applicable award agreement covering such grant. The award is intended to qualify as an "employment inducement award" within the meaning of Nasdaq Listing Rule 5635(c)(4).

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Contact and Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com